Exhibit 99.1

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NEWS RELEASE

OLYMPUS EXCEEDS ITS 2011 GOLD PRODUCTION TARGET

Toronto, January 10, 2011 - Olympus Pacific Minerals Inc.
Chief Executive Officer, John Seton, is pleased to announce production results from its Phuoc Son and Bong Mieu Gold Plants for the period ended December 31, 2011 set out below. The Company’s 2011 annual production forecast of 40,000 ounces has been exceeded despite the commissioning of the Phuoc Son Gold Plant having been delayed several months resulting from record-breaking monsoon rain.

Consolidated Production in Ounces

	Q4/11	Q3/11	Q2/11	Q1/11	2011	2010
Milled (t)	76,648	74,974	49,497	37,163	236,282	138,779
Gold (g/t Au)	9.17	6.22	5.32	4.33	6.67	9.35
Recoveries %	91	87	82	75	87	80
Gold Produced	19,849	12,996	6,155	3,868	42,868	33,234
Gold Poured	18,994	12,482	5,717	3,868	41,061	29,186

Summary

Consolidated production for the year ended December 31, 2011 represents the fifth consecutive year the Company has expanded production with a 29% increase compared to 2010. Also fourth quarter production, on an annualized basis exceeds our 2012 production target range of 60,000 to 70,000 ounces.

Olympus’ first quarter 2012 gold production will likely be lower compared to the previous quarter resulting from scheduled general plant maintenance and the Vietnamese Lunar New Year Holiday (Tet) beginning January 23, 2012 and traditionally lasting two weeks. Expected lower first quarter production will not adversely affect the Company’s 2012 production forecast. The Phuoc Son mill now regularly operates at its current design capacity of 500 tonnes per day.  The Company continues to mine the Bai Dat deposit while developing the Bai Go deposit that is expected to be on first ore by May 2012 and on planned capacity by August 2012.

About Olympus

Olympus is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, the Bong Mieu and Phuoc Son mines in Central Vietnam, and Capcapo in the Philippines.

The Company expects to substantially expand its combined gold production capacity by 2014. East Malaysia is the primary focus, and Phase One of Bau Central is now in full feasibility phase (See Olympus press release dated September 8, 2011). Vietnam’s production and development activities will provide cash to assist in funding a portion of our future development expenditures. Olympus also expects an increase of its attributed gold resources through continued exploration on the advanced properties having demonstrably large upside potential.

Olympus Pacific Minerals Inc.

John A.G. Seton,
Chief Executive Officer

For further information contact:

James W. Hamilton,

Vice-President Investor Relations

T: (416) 572-2525 or TF: 1-888-902-5522

F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

The technical information in this press release has been prepared under the supervision of Mr. Rod Murfitt who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM), a “Competent Person”, as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve” and a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr. Murfitt consents to the inclusion in this press release of the technical information, in the form, and context in which it appears.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management;

the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.